Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

				Legacy The Bank of New York only
		Year ended Dec. 31,
(dollar amounts in millions)	2008	2007	(a)	2006	2005	2004
Earnings
Income from continuing operations before income taxes	$1,939	$3,225		$2,170	$1,978	$1,840
Fixed charges, excluding interest on deposits	1,033	1,154		867	550	314

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	2,972	4,379		3,037	2,528	2,154
Interest on deposits	1,776	2,389		1,434	839	470

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$4,748	$6,768		$4,471	$3,367	$2,624

Fixed charges
Interest expense, excluding interest on deposits	$911	$1,062		$807	$490	$260
One-third net rental expense (b)	122	92		60	60	54

Total fixed charges, excluding interest on deposits	1,033	1,154		867	550	314
Interest on deposits	1,776	2,389		1,434	839	470

Total fixed charges, including interests on deposits	$2,809	$3,543		$2,301	$1,389	$784

Earnings to fixed charges ratios
Excluding interest on deposits	2.88	3.79		3.50	4.60	6.86
Including interest on deposits	1.69	1.91		1.94	2.42	3.35
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation’s and six months of legacy The Bank of New York Company, Inc.
(b)	The proportion deemed representative of the interest factor.